WESTERN LIBERTY BANCORP
8363 W. Sunset Road, Suite 350
Las Vegas, Nevada 89113
November 18, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Western Liberty Bancorp Registration Statement on Form S-3 (File No. 333-163129)
Ladies and Gentlemen:
     Reference is made to the Registration Statement on Form S-3 initially filed with the Securities and Exchange Commission (“Commission ”) by Western Liberty Bancorp (the “ Registrant ”) on November 16, 2009 (File No. 333-163129) (the “Registration Statement ”). Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (“ Securities Act ”), the Registrant hereby applies to the Commission for the withdrawal of the Registration Statement together with all exhibits thereto, effective as of the date of this application or as soon as practicable thereafter.
     At this time, the Registrant has elected not to proceed with the public offerings contemplated by the Registration Statement due to certain concerns raised by the Staff of the Division of Corporation Finance of the Commission regarding the Registrant’s eligibility to continue to use Form S-3. The Registration Statement has not been declared effective by the Commission and the Registrant confirms that it has not sold any securities pursuant to the Registration Statement.
     The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. The Registrant, however, respectfully requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Registrant proceed with the filing of a subsequent registration statement or registration statements meeting the requirements of Rule 457(p) under the Securities Act.
     Upon the granting of the Commission’s consent, please forward a copy of the order withdrawing the Registration Statement to the Registrant’s counsel, Frank J. Lopez, Esq., via facsimile at (212) 969-2900.
     If you have questions or require additional information, please do not hesitate to contact Frank J. Lopez at (212) 969-3492.

Very truly yours, WESTERN LIBERTY BANCORP
By:	/s/ George A. Rosenbaum, Jr.
George A. Rosenbaum, Jr.
Chief Financial Officer